UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

GENSYM CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

37245R107

(CUSIP Number)

Johan Magnusson Gedda

275 Grove Street

Newton, MA 02466

617 614 4321

Copy to:

David Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue

Los Angeles, CA 90071

213 680 6560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g), check the following box.  ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. Of Above Persons (Entities Only) Johan Magnusson Gedda
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source Of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant To Items 2(D) or 2(E)	☐
6.	Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 970,000**
9. Sole Dispositive Power
10. Shared Dispositive Power 970,000**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 970,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented By Amount In Row (11) 13.12%
14.	Type of Reporting Person (See Instructions) IN

**See Item 5

The Statement on Schedule 13D, dated July 27, 2001, by Rocket Software, Inc., Johan Magnusson Gedda (“Magnusson”), Andrew Youniss, and Matthew Kelley, as amended and supplemented by amendment no. 1 dated August 7, 2001, amendment no. 2 dated August 16, 2001, amendment no. 3 dated September 18, 2001, amendment no. 4 dated October 16, 2001, amendment no. 5 dated November 16, 2001 and amendment no. 6 dated December 7, 2001, amendment no. 7 dated December 26, 2001 and amendment no. 8 dated October 13, 2003 (as so amended, the “Amended Original Statement”), is hereby further amended and supplemented as follows:

Item 4. Purpose of Transaction

Item 4 of the Amended Original Statement is hereby supplemented as follows:

On June 22, 2007, on behalf of Gedda Holding ApS, a Denmark limited liability company with a principal place of business at Slottstien 1, 7000 Fredericia, Denmark and an affiliate Magnusson (“Gedda Holding”), Magnusson delivered to Gensym Corporation (“Gensym”) a non-binding letter setting forth a proposal for Gedda Holding to acquire the Common Stock of Gensym at $2.50 per share.

The transaction would be subject to the obtaining of financing, the completion of a due diligence review, the execution of definitive transaction documents and other customary conditions.

In connection with the non-binding letter, counsel for Gedda Holding delivered a draft agreement containing the terms of the proposed transaction.

On June 26, 2007, Gedda Holding was notified by Gensym that Gensym had not accepted the June 22 proposal but would accept a proposal from another party.

Except as provided for herein, Magnusson does not have any present plan or proposal to effect any further substantial changes to the business, organization, form or control of Gensym. Magnusson reserves the right to dispose of all or some of the shares of Common Stock beneficially owned or held by him or may acquire additional shares depending up price and market conditions and the valuation of alternative investments.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 26, 2007	/s/ Johan Magnusson Gedda
Date	Johan Magnusson Gedda

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